NO ACT

PE
12-7-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021464

Received SEC
JAN 15 2008
Washington, DC 20549

January 15, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/15/2008

Re: General Electric Company
Incoming letter dated December 7, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 7, 2007 concerning the shareholder proposal submitted to GE by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated December 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 25 2008
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmuellern@gibsondunn.com

RECEIVED
2007 DEC 11 PM 4:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 7, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RECEIVED
DEC 1 0 7
OFFICE OF THE SECRETARY

Re: *Shareowner Proposal of the Free Enterprise Action Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal asks GE's Board of Directors to prepare a global warming report. The Proposal further suggests that such report may discuss the "[s]pecific scientific data and studies relied on to formulate GE's climate policy," the "[e]xtent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical" and "[e]stimates of costs and benefits to GE of its climate policy." The Proposal includes a supporting statement that alleges that GE's activities in this regard will adversely impact "GE's customers and shareowners" and others. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

We believe that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) because it requests an internal assessment of the "costs and benefits to GE of its climate policy" and the risks to GE as a result of lobbying activities related to its ordinary business operations. Thus, under established Staff precedent, the Proposal is excludable as it relates to GE's evaluation of the risks and benefits of aspects of GE's business operations.

A. *The Proposal Focuses on GE Engaging in an Internal Assessment of the Risks or Liabilities That GE Faces as a Result of Its Operations.*

The Proposal is clearly and directly focused on GE's internal risk review process: it requests a report on the "costs and benefits" to GE of what the Proposal describes as its "climate policy" and focuses on whether GE has assessed the possible "advers[e] impacts" that the Proponent suggests may arise from GE's policy and activities related to its policy. More specifically, the Proposal suggests that GE faces financial and business risks in connection with lobbying activities related to its climate policy and "Ecomagination" marketing initiative.

A long and well-established line of no-action letters demonstrates that shareowner proposals seeking detailed information on a company's assessment of the risks and benefits of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Co. (Church of the Brethren Benefit Trust)* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting a report describing the reputational and financial impact of an environmental policy on Rule 14a-8(i)(7) grounds because it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities). In *The Dow Chemical Co.* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with the exclusion of the proposal, the Staff noted that it related to an evaluation of risks and liabilities. *See also Hewlett-Packard Co.* (avail. Dec. 12, 2006); (concurring with the exclusion of a shareowner proposal requesting a report on the development of the company's policy on greenhouse gas emissions because it related to an "evaluation of risk"); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding a proposal related to a request for a report on environmental problems, including "an estimate of worst case financial exposure due to environmental issues for the next ten years"); *Boeing Co.* (avail. Feb. 25, 2005) (excluding a proposal related to a request for estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years); *Potlatch Corp.* (avail. Feb. 13, 2001) (excluding a proposal related to a request for a report that was to include an assessment of environmental risks).

While the Proposal does not specifically use the word "risk," other no-action letters make it clear that the Staff looks beyond whether the shareowner proposal refers specifically to an assessment of risk and instead looks to the underlying focus of the proposal. For example, in *Pulte Homes Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude as relating to "evaluation of risk" a proposal requesting that the company "assess its response" to rising regulatory, competitive, and public pressure to increase energy efficiency. *See also Great Plains Energy Inc.* (avail. Feb. 27, 2007) (proposal demanding a "financial analysis of the impact" of a carbon dioxide emissions tax excludable as calling for an evaluation of risk); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change called for an evaluation of risk); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareowner proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to an evaluation of risks and liabilities); *American International Group, Inc.* (avail. Feb. 19, 2004) (concurring that the company could exclude a proposal that requested the board of directors to report on "*the economic effects* of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits) (emphasis supplied).

Like the proposals at issue in the letters cited above, the Proposal questions possible economic consequences of GE's ordinary business activities and asks for an internal assessment of the "[c]osts and benefits to GE of its climate change policy." From the supporting statement it is clear that among the risks and costs that the Proponent is asking GE to assess are various asserted financial and business risks in connection with GE's lobbying activities related to GE's "climate policy," including risks to GE's "business prospects." Thus, the Proposal is excludable because it focuses on GE engaging in an internal assessment of the financial risks of its lobbying activities related to its "climate policy."

We recognize that the last two years the Staff denied no-action requests with respect to shareowner proposals on climate change submitted to GE; however, the Proposal presents new issues for the Staff's consideration. The Proposal is different from the shareowner proposal considered in *General Electric Co.* (avail. Jan. 17, 2006) (the "2006 Proposal") because the 2006 Proposal focused on disclosure of scientific information relating to GE's climate change policy. In that regard, the 2006 Proposal was more similar to the proposals at issue in *Exxon Mobil Corp.* (avail. Mar. 19, 2004) and *Exxon Mobil Corp.* (avail. Mar. 15, 2005), which requested research data relevant to Exxon Mobil's stated position on the science of climate change, including the related costs.

Last year, on behalf of GE we challenged a shareowner proposal and supporting statement that were substantially similar to this year's proposal, asserting that it sought a report on GE's legislative and political activities and thereby sought to restrict or interfere with specific ordinary business activities. *See General Electric Co.* (avail. Jan. 31, 2007) (the "2007 Proposal"). We believe that the Proposal, as with the 2007 Proposal, instead is excludable under

Rule 14a-8(i)(7) as seeking an evaluation of risk. This conclusion is supported by the intervening decision by the Staff in *Hewlett-Packard Co.* (avail. Dec. 12, 2006). In *Hewlett-Packard*, the Staff concurred with the exclusion of a shareowner proposal requesting a report on the development of the company's policy on greenhouse gas emissions, including the "costs and benefits" to Hewlett-Packard of its greenhouse gas policy, and the supporting statement focused on an assessment of litigation risk arising from the company's policies. Here, the Proposal seeks "a global warming report," including specifically the "costs and benefits to GE of its climate policy," and the supporting statement focuses on an assessment of risks that the Proponent asserts may arise out of GE's lobbying activities related to its climate policy. Thus, the Proposal is very similar to the proposal in *Hewlett-Packard.* Moreover, In fact, the Proponent's representative in a letter to the Staff addressing the *Hewlett-Packard* proposal stated that the shareowner proposal in *Hewlett-Packard* "is substantially the same as" the 2007 Proposal that had been submitted to GE (and, as noted above, the 2007 Proposal is substantially similar to the Proposal).

Moreover, the Proposal should be excludable consistent with the guidance in Staff Legal Bulletin 14C (June 28, 2005). There, the Staff stated, "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." Here, the Proposal seeks a report on GE's internal assessment of the risks to GE as a result of lobbying activities related to its ordinary business operations, and thus is excludable under the foregoing precedent. Although the Proposal discusses climate change, it does not request that GE "minimiz[e] or eliminat[e] operations that may adversely affect the environment or the public's health." In fact, the Proposal proclaims support for GE's operations in this regard, noting "[w]e support GE's efforts to sell cost-effective, fuel-efficient technology that benefits customers and the economy, and meets regulatory requirements."

For the reasons discussed above, the Proposal seeks an analysis of "[c]osts and benefits" – which necessarily involves management conducting an internal assessment. Therefore, because the Proposal seeks an internal assessment of risk (namely the cost-benefit analysis and financial risks of GE's climate change policy), it is excludable under Rule 14a-8(i)(7).

B. *Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal Is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.*

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods). Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." We also note that the Staff has previously concurred that shareowner proposals relating to greenhouse gas emissions do not involve a significant social policy. *See, e.g., Wachovia Corp.* (avail. Jan. 28, 2005), the Staff concurred that a proposal requesting a report "on the effect on Wachovia's business strategy of the risks created by global climate change" was within Wachovia's ordinary business operations as an evaluation of risk and was excludable. In *Chubb Corp.* (avail. Jan. 25, 2004), the Staff concurred that a proposal requesting a report "providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business" was within Chubb's ordinary business operations as it would require an evaluation of risks and benefits and therefore was excludable. In both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Feb. 5, 2003), the Staff concurred with the exclusion of proposals that requested a report disclosing "the economic risks associated with the [c]ompany's past, present and future emissions" of various greenhouse gases, and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities."

The Proposal focuses the risks to GE's business in connection with GE's ordinary business operations. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the proposal mentions climate change policy does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the financial and business risks GE faces as a result of its ordinary business operations. Accordingly, based on the precedents described above, we believe that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, GE agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosure

cc: David M. Stuart, General Electric Company
Steven J. Milloy, Action Fund Management, LLC

100350946_5.DOC

EXHIBIT A

action fund
management LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 10-30-07 # of pages ▸ 3
To BRACKETT DENNISTON	From STEVEN MILLOY
Co./Dept. GE LEGAL	Co. AFM / FEAOX
Phone #	Phone # 301 258 2852
Fax # 203 373 3225	Fax #

BY FAX

October 30, 2007

RECEIVED

OCT 3 0 2007

B. B. DENNISTON III

Mr. Brackett B. Denniston, III
Secretary
General Electric Company.
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Denniston:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 8914 shares of the Company's common stock, 5449 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of GE Common Stock

Attachment: Shareholder Proposal: Global Warming Report

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss the:

1. Specific scientific data and studies relied on to formulate GE's climate policy.
2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.
3. Estimates of costs and benefits to GE of its climate policy.

Supporting Statement:

In May 2005, GE announced its "Ecomagination" marketing initiative – a "strategy to respond to the needs of GE customers for technological solutions to environmental regulatory requirements." We support GE's effort to sell cost-effective, fuel-efficient technology that benefits customers and the economy, and meets regulatory requirements. That is good business.

But we believe GE has gone beyond the bounds of simply helping customers to meet existing regulatory requirements. GE is working to impose new, more stringent government regulations that will raise energy costs and reduce energy availability without providing significant, or even measurable, environmental benefits. In particular, GE is lobbying lawmakers, and even supporting politicized activists in hopes of enacting greenhouse gas laws similar to the Kyoto Protocol.

We are concerned that GE's lobbying for stringent global warming regulation will adversely impact: (1) GE's customers and shareowners; (2) the customers and shareowners of other businesses; (3) consumers, particularly GE retirees and others on fixed incomes; and (4) the economy.

GE's business prospects ought not depend on government-mandated interest in certain of its products. Rather, GE's success depends on free markets and a healthy, growing global economy. Stifled economic growth or a downturn – which could be brought on or exacerbated by global warming regulation – will likely adversely impact GE, as the company acknowledged in its 2005 annual report.

So-called "regulatory certainty" – the notion that business planning is facilitated by a certain regulatory environment – is an invalid argument for seeking costly global warming regulation since the only certainty is that the regulations will likely only become more stringent and expensive. GE will not be able to dictate events once the regulatory regime it advocates is enacted.

We are simply asking GE to disclose to shareholders whether its lobbying for global warming restrictions is based on a due diligence-type review and analysis of pertinent facts or perhaps has its roots in appeasement of anti-business environmental activists or public relations.

If GE can find willing buyers for Ecomagination products, that's good business. But GE's lobbying to enact laws and regulations that would potentially raise energy prices, harm the economy and adversely impact GE – without conducting the appropriate due diligence – is bad business.

GE founder Thomas Edison once said, "I find out what the world needs, then I proceed to invent." Is junk science-based global warming regulation what the world needs?

David M. Stuart
Senior Counsel
Investigations/Regulatory

GE
3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2243
F +1 203 373 2523
david.m.stuart@ge.com

November 13, 2007

VIA FACSIMILE (301-330-3440) AND FEDERAL EXPRESS
The Free Enterprise Action Fund
c/o Mr. Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Re: Shareowner Proposal

Dear Mr. Milloy:

I am writing on behalf of General Electric Company (the "Company"), which received on October 30, 2007, a shareowner proposal submitted by The Free Enterprise Action Fund entitled "Global Warming Report" for consideration at our 2008 Annual Meeting of Shareowners (the "Proposal"). The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), provides that each shareowner proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that The Free Enterprise Action Fund is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that The Free Enterprise Action Fund has satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this procedural defect, you must submit sufficient proof of The Free Enterprise Action Fund's ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, The Free Enterprise Action Fund continuously held the requisite number of Company shares for at least one year; or

- if The Free Enterprise Action Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting The Free Enterprise Action Fund's ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that The Free Enterprise Action Fund continuously held the required number of shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2243.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely yours,

David M. Stuart

David M. Stuart

DMS/jlk
Enclosure

100337149_1.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

  (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

  (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

  (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

  (i) The proposal;

  (ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

  (iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Huntington

November 13, 2007

Brackett B. Denniston, III
Senior Vice President, General Counsel, GE
3135 Easton Turnpike
Fairfield, CT 06828-0001

Re: Shareholder Resolution of the Free Enterprise Action Fund

Dear Mr. Denniston,

Huntington National Bank holds 8,914 shares of the General Electric Co. common stock beneficially for the Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to General Electric Co. and submitted in accordance with Rule 14(a)-8of the Securities and Exchange Act of 1934. Of the 8914 shares of the Company stock, 5449 are held by Huntington National Bank and have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution, October 31, 2007. Please refer to the attachment for the purchase dates of said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

John Barker
Trust Relationship Associate – Senior
Huntington National Bank
Ph: 614-331-9709
Fx: 614-331-6192

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2007 DEC 18 PM 4:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 17, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to the General Electric Company; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 7, 2007 request by the General Electric Company for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2007 DEC 18 PM 4:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 17, 2007

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to the General Electric Company under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 7, 2007 request from the General Electric Company ("GE") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that GE's request is utterly without merit and so there is no legal or factual basis for GE to exclude the Proposal from its 2008 Proxy Materials. Moreover, we believe that GE's request is misleading, if not deceptive. Accordingly, we urge the Staff to request an explanation from GE for its questionable assertions.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from this matter.

I. The Staff has twice refused GE requests for a no-action letter on this proposal.

In *General Electric Co.* (avail. Jan. 17, 2006) and *General Electric Co.* (avail. Jan. 31, 2007) (the "2007 Proposal"), the Staff refused GE's request for a no-action letter. Not only is the current Proposal substantially similar to both of the earlier proposals, it is virtually identical to the 2007 proposal. We are not aware of any new interpretive guidance from the Staff or intervening Staff decisions that provide a legal basis for excluding the Proposal.

II. The 2007 proposal attracted sufficient shareowner support to satisfy Rule 14a-8.

According to GE's Form 10-Q filing for the period ending June 30, 2007, the 2007 Proposal attracted approximately 6.4 percent of the shareowner vote, more than enough votes to satisfy the requirements of Rule 14a-8 for resubmitting a proposal.

III. Part of GE's argument is misleading, if not deceptive.

GE's request states in relevant part,

> ... *We recognize that the last two years the Staff denied no-action requests with respect to shareowner proposals on climate change submitted to GE; however the Proposal presents new issue for the Staff's consideration... We believe that the Proposal, as with the 2007 Proposal, instead is excludable under Rule 14a-8(i)(7) as seeking an evaluation of risk. This conclusion is supported by the intervening decision by the Staff in Hewlett-Packard Co. (avail. Dec. 12, 2006)...*

The simple chronology is, however, that the Staff's decision concerning the 2007 Proposal is dated more than six weeks *after* the Staff's decision in *Hewlett-Packard Co.* Although the Staff granted the Hewlett-Packard Co.'s request for a no-action letter on Dec. 12, 2006, the Staff nevertheless refused to grant GE's request concerning the 2007 Proposal on January 31, 2007. *Hewlett-Packard Co.* is not an "intervening" decision. It is a *prior* decision that, regardless of the grounds it was decided on, apparently was of no controlling relevance to the 2007 Proposal.

Perhaps GE's argument is simply a bad one. But it is so glibly presented that it almost seems as if GE is trying to deceive the Staff into believing that the decision in *General Electric Co.* (January 31, 2007) either never happened or happened before *Hewlett-Packard Co.*

IV. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject GE's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and GE and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to GE and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from GE or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or GE's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: David M. Stuart, General Electric Company
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 7, 2007

The proposal requests the board of directors to prepare a global warming report.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END